Exhibit 4.48

Supply Agreement

between

Bio Tec Films, LLC

and

AXM Pharma (Shenyang) Inc.,

Date: October 15, 2004

1

Table of Contents

Whereas	1

1. Definitions	1

2. Term	3

3. Relationship	3

4. Distribution Rights	4

5. Distributor’s Responsibilities	5

6. Supplier’s Rights and Responsibilities	6

7. Purchase Orders	7

8. Prices, Discounts and Payments	9

9. Shipment, Risk of Loss and Delivery	10

10. Warranty	11

11. Representations and Warranties and Indemnification	12

12. Termination	13

13. Confidentiality, Proprietary Information and Infringement	14

14. General Provisions	16

Exhibit A—Territory	20

Exhibit B—Product List	21

Exhibit C—Trademarks	23

Exhibit D—Price Schedule	24

Exhibit E—Initial Order	25

2

Supply Agreement

This Supply Agreement (“Agreement”) is entered into as of the 15th day of October, 2004 between Bio Tec Films, LLC, a company organized and existing under the laws of Delaware, USA with its principal place of business at 7455 Adamo Drive, Tampa FL 33619 (“Supplier”) and AXM Pharma (Shenyang) Inc., a company organized and existing under the laws of the People’s Republic of China (“PRC” or “China”), and having its principal office at No. F3004 Sankei Torch Bldg., 262A Shifu Road, Shenyang City, Liaoning Province, P. R. China 110013 and wholly owned by AXM Pharma, a U.S. Corporation (“Distributor”) and, with solely for the purposes of Section 14.16 hereof, AXM Pharma, Inc., a company organized and existing under the laws of Nevada, USA with its principal place of business at 7251 West Lake Mead Boulevard, Las Vegas, NV 89128 (“Parent”). References to a Party herein shall refer to Supplier or Distributor, as applicable, and Parties to both Supplier and Distributor.

Whereas

1)	The Supplier is in the business of developing, manufacturing, marketing and supporting certain Products (defined below). The Distributor wishes to repackage the Products, and distribute them to dealers, remarketers and consumers in the Territory (defined below), and assures the Supplier that it has the facilities, personnel, and technical expertise necessary to market and sell the Products in the Territory.

2)	The Distributor wishes to obtain from the Supplier, and the Supplier is willing to grant to the Distributor, the right to repackage and distribute these Products for resale purposes in the Territory.

In consideration for the mutual promises, covenants, and Agreements made below, the parties, intending to be legally bound, agree as follows:

1.	Definitions

For purposes of this Agreement, the following terms will have the indicated definitions:

1.1	“Agreement.” This Agreement is by and between the Supplier and the Distributor.

1.2

“Confidential Information” means any data or information disclosed hereunder (whether written, oral or graphical) that relates to the disclosing party’s products, technology, research, development, customers or business activities, and which is confidential or proprietary to or a trade secret of the disclosing party, and which the disclosing party designates as being confidential, or which under the circumstances surrounding disclosure would reasonably be considered as confidential. Confidential Information shall not include any information, data or material which: (a) the disclosing party expressly agrees in writing is free of any non-disclosure obligations; (b) at the time of disclosure to the receiving party was known to the receiving party free of any non-disclosure obligations; (c) is independently developed by the receiving party without reference to any Confidential Information; (d) is lawfully received by the receiving party, free of any non-disclosure obligations, from a third party having the right to so furnish such Confidential Information; or (e) is or becomes generally available to the public without any breach of this Agreement or unauthorized disclosure of such Confidential Information by the receiving party. The parties agree that all tangible embodiments and any visual or oral disclosure of any component of the Proprietary Information (as hereinafter defined) shall be Confidential Information of Supplier, whether or not so marked or identified at or after the time of disclosure. Distributor further agrees that the limitations on the disclosure or use of the Proprietary Information as set forth in Section 13 shall be binding upon Distributor irrespective of the occurrence of the events or any of them described in subparagraph 1.2(a) through (e). The parties further agree that the terms and conditions of this Agreement shall be considered to be Confidential Information and may not be disclosed to any third party without the written permission of the other party.

1.3	“Customer.” Any person or entity who obtains the Product(s) for his or her own personal use.

1.4	“Intellectual Property Rights.” All present and future (a) patents, patent applications, inventions, and other industrial property rights, (b) copyrights, mask work rights, and other rights associated with works of authorship, including without limitation moral rights in any of the foregoing, (c) trade secret rights, know-how, proprietary techniques, methodologies and processes, and (e) other forms of intellectual or industrial property rights and proprietary rights of any kind or nature, in each case under the laws of any jurisdiction in the world, including rights under and with respect to all applications, registrations, extensions, renewals, continuations, combinations, divisions, and reissues of the foregoing, but excluding trademarks, service marks, trade names and other product, service or company identifiers.

1.5	“Products.” The products set forth in Exhibit B, as may be supplemented from time to time upon the mutual written agreement of the Parties.

1.6	“Proprietary Information.” All confidential or proprietary information of Supplier, including without limitation trade secrets, whether in written, electronic or oral form, which embody, describe or relate to (i) the development of film structure formulations for, (ii) the selection and preparation of solvents, vehicles, excipients, surfactants, stabilizers, polymers, plasticizers and other components of, and (iii) the process and methods of manufacture associated with, water-soluble and edible film formulations supplied by Supplier as provided hereunder and suitable for use in in-gestible food, pharmaceutical and other consumer applications (the “Films”), including by way of example and not limitation, formulations, processing technology and methods of manufacture for Films, foams and multiple layer constructions of Films and foam products and certain drying and related manufacturing techniques and machinery for making commercial quantities of the Products.

1.7	“SFDA.” The State Food and Drug Administration of the People’s Republic of China.

1.8	“Term.” The duration of this Agreement as provided in Section 2.

1.9	“Territory.” The specific geographic areas set forth in Exhibit A.

1.10	“Trademarks.” The Trademarks specified in Exhibit C.

2.	Term

2.1	Term. This Agreement shall commence on the date stated in the first section (the start date) and shall terminate two (2) years following that start date, unless it terminates sooner in accordance with the provisions of this Agreement. The Parties may renew this Agreement in writing upon mutual agreement.

2.2	Continuation or Survival of Certain Sections. Certain sections, as indicated below, will survive and remain effective even after the termination of this Agreement. All other rights and obligations of each party to the other shall terminate upon the termination of this Agreement.

3.	Relationship

3.1	AXM as Preferred Distributor. The Supplier grants the Distributor, and the Distributor accepts from the Supplier, a nontransferable right and license to distribute the Products in the Territory for end use by Customers located in the Territory. This appointment is also subject to the limitations set forth in Section 4.

3.2	Powers as Distributor. The Distributor may repackage and relabel the Products; sell them either alone or in combination with other products; and sell them under the Distributor’s own label. Except as expressly provided in this Agreement, all aspects of the distribution and marketing of the Products by the Distributor shall be in the Distributor’s sole control, including without limitation the methods of marketing, pricing, naming, packaging, labeling, and advertising, and the terms and conditions of any sale, unless otherwise provided for in this Agreement.

3.3	Supplier and Distributor as Independent Contractors. The Supplier and the Distributor agree that their relationship is that of the seller and the buyer and not that of joint venturers, principals or agents, or franchiser and franchisee. Both are independent contractors acting for their own accounts, and neither is authorized to make any commitment or representation, express or implied, on the other’s behalf unless authorized to do so by the other in writing.

3.4	Use of Trademarks and Trade Names. No right, title, license or interest in or to any of the trademarks, trade names, slogans, labels, trade dress, designs or other indicators of source owned or used by Supplier in connection with the Products (each, a “Supplier Mark”) is conveyed under this Agreement. The Distributor may not, directly or indirectly, adopt, display, or otherwise use, in connection with the promotion and sale of the Products pursuant to the terms of this Agreement, any Supplier Mark, nor shall Distributor seek to register any Supplier Mark, or any transliteration, translation, logo, design or other version of any Supplier Mark, or any mark substantially similar to a Supplier Mark, in the Territory. Notwithstanding the foregoing, Distributor may refer to Supplier’s applicable trade names in connection with any regulatory filing or public disclosure required to be made in connection with the sale or distribution of Products in the Territory, including any labeling or similar requirement prescribed by law or rule, provided that Distributor first provides to Supplier in writing a description of any such use of Supplier trade names, and representative samples of such proposed use.

3.5	Territorial Responsibility. The Distributor shall pursue vigorously sales policies and procedures to realize the maximum sales potential for the Products in the Territory. The Distributor shall not advertise, solicit or make any sales of the Products outside the Territory, nor to any reseller, distributor or other third party located in the Territory who Distributor knows or has reason to suspect will export or otherwise distribute Products outside the Territory.

4.	Distribution Rights

In recognition of the investment to be made by the Distributor in connection with its marketing and distribution of the Products, the Parties agree to each of the following provisions:

4.1	Distribution

4.1.1	The Supplier hereby grants the Distributor the right to distribute the Products in the Territory to dealers, resellers, remarketers, Customers and any other person or entity in the Territory, subject to the restrictions set forth herein.

4.2	Packaging of the Products. Subject to the terms hereunder, including without limitation Section 3.4, the Distributor may repackage, and label the Products at its own discretion. It is understood that the Distributor shall be solely responsible for the production and contents of any accompanying promotional materials, inserts, instructional materials, warranties, disclaimers, and consumer service policy, or related information, and it is further understood that Distributor intends to use the Trademarks in marketing the Products pursuant to the Distributor’s exclusive trademark license agreement with Sunkist. The Distributor may distribute Products with its own packaging, which may be printed in the materials furnished to consumers.

4.3	Obtaining Approval. The Distributor shall use its best efforts to obtain any necessary approval for import, distribution, resale and marketing the Products from the relevant governmental authorities in the Territory. The Supplier, at the Distributor’s sole cost and expense, shall assist the Distributor in obtaining such approval by providing the necessary materials and documentation of the Products as such assistance is reasonably requested by the Distributor, provided that Supplier shall not be required to provide, disclose or otherwise deliver Proprietary Information unless it is reasonably satisfied that such disclosure or delivery shall be made under circumstances sufficient to protect the confidentiality of the Proprietary Information.

5.	Distributor’s Responsibilities

During the term of this Agreement, the Distributor agrees to the following:

5.1	Distribution to Dealers. Subject to the limits set forth in Sections 3.1 and 3.5, Distributor may distribute the Products to dealers and resellers for resale in the Territory.

5.2	Minimum Commitments. The Distributor shall maintain an inventory of Products and warehousing facilities sufficient to adequately serve the demands of its dealers, resellers and Customers on a timely basis. Such inventory shall equal or exceed the quantity of Products necessary to meet reasonably anticipated demands of the dealers for at least the period covered by the shipments.

5.3	Promotional Efforts. The Distributor shall use its best efforts to promote vigorously and aggressively the marketing and distribution of the Products. Subject to the terms and conditions of this Agreement, the Distributor shall be responsible at its own expense, unless the Distributor and the Supplier specifically agree in writing other wise, for all aspects of the marketing of the Products in the Territory as provided for herein and subject to the limitations hereunder, including, without limitation, (i) the development of any marketing programs or offers for the Products, (ii) the design, development and production of any advertising or promotional materials for the Products, (iii) any media buys to advertise and promote the Products, including the purchase of television time and any media buys for any print or other advertising, including advertising delivered via the Internet, (iv) participation in trade shows and other consumer and trade promotions, and (v) all customer service, product ordering and fulfillment services (including telemarketing, order processing and warehousing services), and product return and refund services.

5.4	Reports. The Distributor shall deliver to the Supplier no later than ten (10) business days after the end of each month during the term of this Agreement and for sixty (60) days thereafter, a written report showing for the preceding month (1) the Distributor’s current inventory of each Product (listed in Units, as such term is defined in Exhibit B); (2) the quantity of each Product shipped into a specific area; (3) the number of returns of or refunds on Products granted and the basis for such returns; and (4) other relevant information for the prior month as requested from time to time by the Supplier.

5.5	Compliance with Laws. The Distributor shall comply with all applicable present and future laws, ordinances and regulations relating to the sale of the Products in the Territory.

5.6	Specifications of the Products. The Distributor shall supply its dealers, resellers and Customers, as applicable, with the Product Name, Approval No., Functions & Indications, Dosage & Administration, Ingredients, Specification, Property, Adverse Reaction, Contra-indications, Precautions, Shelf-life and other introductory information for consumers’ use of the Products that the Distributor adapts from the materials, specifications provided by the Supplier.

5.7	Training. The Distributor shall train a sufficient number of its sales personnel in connection with the sale of the Products in order to maintain a staff of competent sales personnel conversant in the specifications, features and advantages of the Products. Such training of sales personnel shall include instruction as to the proper use of, and restrictions on the use of, information provided by the Supplier as approved by the SFDA.

5.8	Sales Service. Subject to the terms of the Distributor’s consumer service arrangements, the Distributor shall provide service support for the Products it purchases pursuant to this Agreement, including, but not limited to providing qualified personnel to answer consumer inquiries.

6.	Supplier’s Rights and Responsibilities

6.1	Materials of the Products. Within thirty (30) days of execution of this Agreement, the Supplier shall provide the Distributor with detailed specifications and descriptions (including but without limitation Product Name, Approval No., Functions & Indications, Dosage & Administration, Ingredients, Specification, Property, Adverse Reaction, Contra-indications, Precautions, Shelf-life) documenting the Products, as appropriate and as commonly used for regulatory approval in the United States.

6.2	Support. At the Distributor’s sole cost and expense, the Supplier shall use its reasonable best efforts to (i) be supportive of Distributor’s distributing, selling and marketing of the Products in the Territory, and help the Distributor to solve related technical problems that might arise with the Distributor’s marketing of the Products and (ii) provide, with respect to each of the Products, the regulatory filing documents as available for preshipment authorization.

6.3	Supplier’s Invoice. The Supplier shall use an effective date on the invoice, which is the date of shipment to the Distributor. The payment terms shall be effective from the effective date of the invoice in all cases. If the effective date differs from the actual date, the effective date will be the operative date for establishing payment terms.

6.4	Other Covenants. The Supplier shall:

6.4.1	inform the Distributor of all significant new developments related to the Product(s), including as described in Exhibit B, any changes to the formulation of the Products, and shall supply to the Distributor copies of any new information, and documentation related to the Product, and keep the Distributor informed about any changes in the Products;

6.4.2	not in any manner (i) pledge the credit of the Distributor or (ii) receive any money on behalf of the Distributor or (iii) commit the Distributor to any obligation or give any representation, warranty or promise on the Distributors behalf;

6.4.3	immediately and in writing bring to the attention of the Distributor any improper or wrongful use or misappropriation in the Territory known to the Supplier of the Supplier’s Intellectual Property Rights or Proprietary Information;

6.4.4	immediately in writing pass to the Distributor details of any complaint, claim, demand or adverse notice received from any source in the Territory about the Supplier and the Products; and

6.4.5	subject to the terms of Section 8.8, not appoint or designate any other party to sell or distribute Products in the Territory.

7.	Purchase Orders

7.1	Initial Order. The Initial Order shall be non-cancelable except as set forth in Sections 7.3 and 7.9 below.

7.2	Subsequent Orders. All subsequent orders shall be in writing, or, if placed orally, shall be confirmed in writing within five (5) business days after such oral order. All orders, whether in writing or otherwise shall specify: (1) this Agreement; (2) the quantity and description of the Products; (3) requested delivery dates; (4) applicable price; and (5) any special instructions.

7.3	Supplier Acceptance. All orders for Products by the Distributor shall be subject to acceptance by the Supplier in accordance with the procedures set forth in Section 7.9 and shall not be binding on the Supplier until the earlier of confirmation or shipment, and, in the case of acceptance by shipment, only as to the portion of the order actually shipped.

7.4

Controlling Terms. The terms and conditions of this Agreement shall apply to each order accepted or shipped by the Supplier under this Agreement. No additional or different provisions contained in the Distributor’s purchase orders, the Supplier’s sales acknowledgments or any other business forms shall be of any force or effect whatsoever unless agreed to in writing by the other Party. For the avoidance of doubt, any terms or conditions appearing on the face or reverse side of any purchase order, acknowledgment, or confirmation that are different from or in addition to those required under this Agreement shall not be binding on the Parties, even if signed and returned, unless both Parties expressly agree in a separate writing to be bound by such separate or additional terms and conditions.

7.5	Cancellation of Orders

7.5.1	Subject to the provisions of Section 7.5.2, any order under this Agreement, including, without limitation, the Initial Order set forth in Section 7.1 shall be cancelable by the Distributor upon an adverse ruling in the form of a restraining order, injunction or other remedy issued by any court of competent jurisdiction preventing or restraining the Supplier from selling, or the Distributor from reselling, the Products.

7.5.2	Once an order has been accepted by the Supplier, it may not be canceled by the Distributor unless (1) the Supplier has failed to ship the order, or any portion thereof, within ten (10) days of the date of the Supplier’s confirmation of such order, as such time period may be extended by any rescheduling mutually agreed upon pursuant to Section 7.7; and (2) the Distributor provides written notice of such cancellation, and the Supplier acknowledges such cancellation in writing; and (3) the Supplier has not yet shipped the order or portion thereof that the Distributor desires to cancel.

7.6	Supplier Cancellation. The Supplier reserves the right to cancel or suspend any orders placed by the Distributor and accepted by the Supplier, or to refuse or delay shipment thereof, in case the Distributor fails (1) to make any payment as provided in this Agreement or in any invoice; or (2) to meet credit or financial requirements established by the Supplier.

7.7	Rescheduling of Delivery. At no charge, the Distributor may at any time with at least five (5) business days’ prior written notice to the Supplier, reschedule and postpone for up to ten (10) business days the delivery of any Products.

7.8	Shipping. Unless expressly otherwise agreed by both parties in writing, the costs of shipping the Products under this Agreement shall on the basis of FOB or FCA, as applicable (as defined by INCOTERMS 2000).

7.9	Acceptance Tests.

7.9.1

Prior to the delivery of any Product hereunder, the Parties will, mutually agree upon the inspection process, including any testing and other chemical analysis, of such Product to be conducted to confirm whether such Product conforms with the specifications set forth in Exhibit A for such Product. Within five (5) business days after delivery, the Distributor has the right to conduct such acceptance tests on any of the Products in accordance with the testing procedures and may reject those Products that fail to pass that test. Any rejection of Product shall be evidenced by notice of rejection to the Supplier, together with an indication of the basis for that rejection (including a sample from such shipment and copies of the results of any testing supporting the Distributor’s determination) within fifteen (15) days after completion of the testing.

7.9.2	If the Supplier confirms any non-conformity for which the Distributor has provided notice pursuant to Section 7.9.1, it will promptly so notify the Distributor. If the Distributor has timely provided notice and the Supplier does not confirm such non-conformity, it will promptly so notify the Distributor, and the Parties will promptly submit samples of such disputed delivery for testing to an independent testing laboratory or other independent third-party expert that is mutually acceptable to the Parties. The findings of the testing laboratory or third-party expert will be binding on the Parties. The expenses of such testing or other investigation will be borne by the Supplier if the non-conformity is confirmed, and otherwise by the Distributor. Notwithstanding anything to the contrary in this Agreement, for any non-conformity for which the Distributor provides a notice of dispute pursuant to this Section 7.9, the sole criterion for a determination that any delivery of any Product is non-conforming is failure of any Product contained therein to conform to the specifications in Exhibit A.

7.10	Packaging. The Supplier agrees to provide appropriate packaging, and similar matters as requested by the Distributor, at the Distributor’s sole cost and expense, in order to permit the Products to be shipped directly into the Distributor’s distribution system without reopening the boxes or otherwise re-handling the finished goods.

7.11	Direct Shipping. The Distributor may request that the Supplier ship directly to any location designated by the Distributor. The Supplier agrees to comply with these requests at no additional charge (other than transportation charges) provided that the Distributor furnishes the Supplier with shipping instructions at least fourteen (14) calendar days prior to shipment.

8.	Pricing, Taxes, Payment.

8.1	Product Price. The initial Product price is set forth in Exhibit D. The Supplier may change the Product price at any time during the Term, upon no less than forty-five (45) days advance written notice to Distributor.

8.2	Taxes. Distributor shall be solely responsible for all taxes, fees, import duties or other tariffs or assessments levied on or in connection with the importation and sale of the Products in and through the Territory, other than taxes imposed upon or measured by Supplier’s income.

8.3	Payment. The Distributor shall pay for Products within thirty (30) calendar days after the date of the Supplier’s invoice or on such terms as may be otherwise specified in the Supplier’s invoice. At the Supplier’s option, shipments may be made on credit terms in effect at the time an order is accepted.

8.4	Interest. Interest shall accrue on any delinquent amounts owed by the Distributor for the Products at the rate of 0.2% per month.

8.5	Distributor Financial Condition. The Distributor represents and warrants that it is and at all times during the term of this Agreement shall remain in good financial condition, solvent and able to pay its bills when due. The Distributor shall maintain and employ in connection with the Distributor’s business under this Agreement such working capital and net worth as may be required in the reasonable opinion of the Supplier to enable the Distributor to carry out and perform all of the Distributor’s obligations and responsibilities under this Agreement.

8.6	Distributor Pricing. The Distributor is free to determine its own resale prices for the Products. Although the Supplier may publish suggested list prices, these are suggestions only and are not binding in any way.

8.7	Dealer Pricing. The Distributor shall inform each Dealer that it is free to determine its own retail prices and that, although the Supplier may publish suggested retail price lists, they are suggestions only and are not binding in any way.

8.8	Minimum Orders. As a condition of Supplier’s designation of Distributor as a preferred distributor of Products in the Territory, Distributor covenants and agrees to purchase from Supplier no fewer than One Hundred Thousand (100,000) Units (as that term is defined in Exhibit B) in each calendar quarter during the Term (the “Quota”). Such Quota shall be calculated net of any returns or cancelled orders. In the event that Distributor fails to purchase from Supplier the Quota during any calendar quarter during the Term, Supplier may, at its sole discretion, and upon written notice at anytime after the close of the calendar quarter in which such a shortfall occurs, revoke Distributor’s status as a preferred distributor in the Territory and appoint or designate other distributors of Products in the Territory.

9.	Shipment, Risk of Loss and Delivery

9.1	Risk of Loss. Except as provided below, title to the Products purchased pursuant to this Agreement will pass upon delivery to the Distributor. The Supplier assumes the risk of loss and damage of the Products in transit from the Supplier’s shipping point to the point of destination as required for conformance with FOB/FCA terms.

9.2	Shipment. All Products shall be shipped by the Supplier FOB/FCA the Supplier’s point of shipment. Shipments shall be made to the Distributor’s identified ware house facilities or freight forwarded. Unless specified in the Distributor’s order, the Supplier shall select the mode of shipment and the carrier. The Distributor shall be responsible for and shall pay all shipping, freight, and insurance charges, which charges the Supplier may require the Distributor to pay in advance.

9.3	Partial Delivery. Upon not less than five (5) calendar days prior notice by the Supplier, the Supplier may make partial shipments of the Distributor’s orders, to be separately invoiced and paid for when due. Delay in delivery of any installment shall not relieve the Distributor of its obligation to accept the remaining deliveries, unless canceled pursuant to Section 7.3 of this Agreement.

9.4	Delivery Schedule and Delays. The Supplier shall use reasonable efforts to meet the Distributor’s requested delivery schedules for the Products. Should orders for Products exceed the Supplier’s available inventory, the Supplier will allocate its available inventory and make deliveries on a basis the Supplier deems equitable, in its sole discretion, and without liability to the Distributor on account of the method of allocation chosen or its implementation.

10.	Warranty

10.1	Warranty to Distributor. (a) Supplier warrants that all Products sold to the Distributor (i) shall be free from defects in workmanship and materials as of the date of delivery, except for any defects arising out of actions taken by or at the direction of the Distributor, including by way of example and not limitation, failure of Distributor to ship or store Products in conformance with the specifications set forth in Exhibit D and (ii) shall comply with the specifications for Products set forth on Exhibit A (as such specifications may be amended from time to time in accordance with the terms hereof) and with any agreed upon specifications for new Products. The Supplier’s liability under this warranty, whether in contract or tort, shall be limited exclusively to the repayment of the purchase price of the defective Products.

10.2	Disclaimer, No Other Warranty.

10.2.1	EXCEPT FOR THE EXPRESS WARRANTY SET FORTH ABOVE, THE SUPPLIER MAKES NO WARRANTY, WHETHER OF MERCHANTABILITY, FITNESS OR OTHERWISE, EXPRESS OR IMPLIED, IN FACT OR BY LAW, AND THE SUPPLIER SHALL HAVE NO FURTHER OBLIGATION OR LIABILITY UNDER THE ABOVE WARRANTY OR WITH RESPECT TO THE PRODUCTS. THE SUPPLIER SHALL IN NO EVENT BE LIABLE FOR PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES.

10.2.2	The Supplier shall not be liable for, and the Distributor assumes responsibility for, all personal injury and property damage resulting from the handling, possession, use or resale of the Products produced hereunder after such Products are delivered to the Distributor, whether the same is used alone or in combination with other substances, except to the extent any such personal injury or property damage results from the willful misconduct of the Supplier.

11.	Representations and Warranties and Indemnification

11.1 Representations and Warranties of the Parties Concerning Authorizations.

11.1.1	Such Party is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization.

11.1.2	Such Party has the full power and is duly authorized to enter into, execute and deliver this Agreement, and to carry out and otherwise perform its obligations thereunder.

11.1.3	This Agreement has been duly executed and delivered by, and is the legal and valid obligation binding upon such Party and the entry into, the execution and delivery of, and the carrying out and other performance of its obligations under this Supply Agreement by such Party (i) does not conflict with, or contravene or constitute any default under, any agreement, instrument or understanding, oral or written, to which it is a party, including, without limitation its organizational documents, and (ii) does not violate any applicable laws or any judgment, injunction, order or decree of any government authority having jurisdiction over it.

11.2	Additional Warranties of the Supplier. The Supplier represents and warrants to the Distributor that, to Supplier’s knowledge, the Products do not infringe upon any patent, copyright, trademark, trade secret, know-how or other proprietary rights of others. The Supplier further represents and warrants to the Distributor that the Supplier has not previously or otherwise granted any other rights in the Products to any third party that conflict with the rights in this Agreement granted to the Distributor.

11.3	Indemnification. With respect to Products produced by the Supplier pursuant to this Agreement, the Distributor shall defend, indemnify and hold the Supplier and its affiliates and their respective officers, directors, employees, successors and permitted assigns harmless against any and all liability, damage, loss, cost or expense arising out of (i) the importation, use, sale or distribution of such Products in the Territory, including by way of example and not limitation products liability claims (except any liability directly related to and directly caused by the gross negligence or willful misconduct of the Supplier in manufacturing the Products), or (ii) the Distributor’s breach of this Agreement, negligence or willful misconduct. Furthermore, the Distributor shall indemnify, defend and hold the Supplier and its affiliates and their respective officers, directors, employees, successors and permitted assigns harmless against all damages, claims, judgments, decrees, costs, expenses and demands for unfair competition or infringement of any United States or foreign trade mark or copyright arising as a direct result of the Supplier’s manufacture of Products for the Distributor conforming to the specifications required by the Distributor, or the failure of such conforming Products to comply with any federal, state, local or other law or regulation. The Distributor shall not settle any claim for which Supplier is entitled to indemnification hereunder without the written consent of the Supplier, which consent shall not be unreasonably withheld.

11.4	Survival of Warranties. The warranties and indemnities stated in this Section 11 shall survive the expiration or termination of this Agreement.

12.	Termination

12.1	Termination Events. This Agreement may be terminated by either party upon the occurrence of any of the following circumstances:

12.1.1	Any assignment for the benefit of the creditors, or any bankruptcy, reorganization, or other proceeding under any bankruptcy or insolvency law is initiated by the other party, or is initiated against it and not dismissed or stayed within sixty (60) calendar days;

12.1.2	A material breach by the other party of any of the terms of this Agreement, which breach is not remedied by the other party within thirty (30) calendar days of the other party’s receipt of written notice of such breach; or

12.2	Fulfillment of Obligations. The termination of this Agreement shall not otherwise release either party from its obligation to pay any sum that may be then or thereafter owing to the other party nor operate to discharge any liability that had been incurred by either party prior to any such termination. Except as qualified by the preceding sentence, neither party shall, by reason of the termination of this Agreement, be liable to the other for any damages (whether direct, consequential or incidental to and including loss of profit or prospective profits of any kind) sustained or arising out of any such termination.

12.3	Effect of Termination. Upon termination of this Agreement, the Distributor may continue to dispose of its existing inventories of Products, but the Distributor shall otherwise discontinue all further promotion, marketing, and support of the Products. Without limiting the generality of the foregoing, the Distributor shall cease all display, advertising, and use of all the Supplier names, trademarks, logos, and designations and will not thereafter use, advertise, or display any such names, trademarks, logos, or designations. All orders or portions thereof remaining unshipped as of the effective date of termination may be canceled by the Supplier, at its option, to the extent they call for delivery more than five (5) business days after the date of termination. Upon termination of this Agreement, the Supplier shall have the option, exercisable at any time in its discretion, to repurchase some or the entire remaining uncommitted inventory of the Products held by the Distributor. The Supplier shall pay the Distributor for all Products so repurchased (if received in a new and re-saleable condition) an amount equal to the discounted price paid by the Distributor to the Supplier, less a restocking charge of twenty percent (20%) of such price. Upon receipt of any Products so reacquired from the Distributor, the Supplier shall issue an appropriate credit to the Distributor’s account.

12.4	Survival. Despite any termination of this Agreement, the provisions in Sections 5.4 through 5.6, and Sections 8 through 14 shall remain in full force and effect.

13.	Confidentiality, Proprietary Information, Infringement

13.1	Non-disclosure and Non-use. Subject to the provisions of Sections 13.2 and 13.3, each party receiving Confidential Information of the other shall treat such information as strictly confidential, and shall use the same care to prevent disclosure of such information as such party uses with respect to its own confidential and proprietary information, which shall not be less than the care a reasonable person would use under similar circumstances. In any event, subject to the provisions of Sections 13.2 and 13.3, each party receiving Confidential Information shall (a) disclose such Confidential Information to (i) only those authorized employees of such party whose duties justify their need to know such information and who have been clearly informed of their obligation to maintain the confidential and/or proprietary status of such Confidential Information; and (ii) only those third parties required for the performance of the receiving party’s obligations under this Agreement pursuant to a written confidentiality agreement at least as extensive as the confidentiality provisions of this Agreement; and (b) use such Confidential Information only for the purposes set forth in this Agreement.

13.2	Certain Exceptions. The receiving party may disclose Confidential Information of the disclosing party to the extent such disclosure is required by law, court order or order of a governmental agency with jurisdiction; provided that the receiving party notifies the disclosing party prior to such disclosure and gives the disclosing party a reasonable opportunity to seek a protective order or to contest such requirement.

13.3	Protection of Proprietary Information. Notwithstanding the foregoing, with respect to the Proprietary Information, Distributor shall not make, and shall not cause or permit to be made, any release, disclosure, publication or other dissemination of the Proprietary Information except as required by an order of a court of competent jurisdiction, and then only subject to notice to Supplier as provided under Section 13.2. Distributor shall not, and shall not permit any third party to, reverse engineer the Products or otherwise attempt to derive the Proprietary Information.

13.4	Right to Injunction. If Distributor shall attempt to reproduce, publish, disclose, or disseminate any Proprietary Information or any of its aspects or components in a manner contrary to the terms of this Agreement, Supplier shall have the right, without the necessity of filing a bond or other security, in addition to such other remedies that may be available to it, to injunctive relief enjoining such acts or attempts, it being acknowledged that legal remedies are inadequate to compensate Supplier for such breach. In the event of a breach of the obligations of a party hereto with respect to Confidential Information that does not constitute Proprietary Information, the disclosing party shall have the right, without the necessity of filing a bond or other security, in addition to such other remedies that may be available to it, to injunctive relief enjoining such acts or attempts, it being acknowledged that legal remedies are inadequate to compensate such disclosing party for such breach.

13.5	Notification. The Distributor shall promptly notify the Supplier (1) upon receipt of any claim, allegation, suit, demand or notice (whether or not in writing) alleging that Distributor’s marketing, sale, use, or distribution of the Products, or any service or support provided by or on behalf of Distributor related to such use or distribution of Products, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other person or entity, or is likely to do so; and (2) if it knows or reasonably suspects that any person or entity is or may be infringing, misappropriating or otherwise violating the Intellectual Property Rights of the Supplier or making unauthorized use of the Proprietary Information. Supplier shall have the sole right (but not the obligation), at its own expense and with legal counsel of its own choice, to bring suit (or take other appropriate legal action) against any actual, alleged or threatened infringement of Supplier’s Intellectual Property Rights, or the misappropriation or unauthorized use of the Proprietary Information. Distributor shall cooperate reasonably, at Supplier’s expense, in the conduct of such action, and shall have the right, at its own expense, to be represented in any such action by Supplier by counsel of Distributor’s own choice. Supplier may settle, compromise or otherwise resolve any such suit at its discretion, provided that it shall notify Distributor in writing prior to entering into any such settlement or understanding. In the event Supplier does not file any action or proceeding against any such infringement within six (6) months after notice by Distributor as set forth above, or a written request from Distributor to take action with respect to such infringement, then Distributor shall have the right (but not the obligation), at its own expense, to bring suit (or take other appropriate legal action) against such actual, alleged or threatened infringement, with legal counsel of its own choice, provided that Distributor shall not be permitted to settle, compromise or otherwise resolve any such suit without the prior written con sent of Supplier, which consent shall not be unreasonably withheld.

13.6	Infringement

13.6.1	If notified promptly in writing of and given sole control of the defense and all related negotiations and settlements, the Supplier shall defend, hold harmless and indemnify the Distributor from and against claims alleging that the sale or distribution of the Products as authorized hereunder infringes any third party’s issued patent(s), provided that such indemnification shall not apply to claims that would not have arisen but for (i) changes or modifications to the Products made by any person other than Supplier, or the (ii) the combination of the Products with the products of third parties.

13.6.2	If the Products in the inventory of the Distributor, or the distribution or use thereof, become, or in the Supplier’s opinion could seriously be contended to be, the subject of an infringement claim as described in Section 13.6.1, and if the Supplier cannot offer reasonable proof that such claim is without merit, the Distributor shall permit the Supplier to refund of the price paid for such Products with an additional annual interest of 10%.

14.	General Provisions

14.1	Assignment. Neither party may assign, sublicense or otherwise transfer its rights and obligations hereunder without the prior written consent of the other parties and any attempted assignment, sublicense or transfer directly or indirectly (including by operation of law) without such permission shall be null and void. In addition, notwithstanding the foregoing, the Supplier shall have the right to assign this Agreement and its rights and obligations hereunder, without obtaining prior written consent of the other parties, to any corporate affiliate of the Supplier. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors or permitted assigns.

14.2	Waiver, Amendment, Modification. No waiver, amendment or modification, including those by custom, usage of trade, or course of dealing, of any provision of this Agreement will be effective unless in writing and signed by the party against whom such waiver, amendment or modification is sought to be enforced. No waiver by any party of any default in performance by the other party under this Agreement or of any breach or series of breaches by the other party of any of the terms or conditions of this Agreement shall constitute a waiver of any subsequent default in performance under this Agreement or any subsequent breach of any terms or conditions of that Agreement. Performance of any obligation required of a party under this Agreement may be waived only by a written waiver signed by a duly authorized officer of the other party, that waiver shall be effective only with respect to the specific obligation described in that waiver.

14.3	Force Majeure. Neither party will be deemed in default of this Agreement to the extent that performance of its obligations, or attempts to cure any breach, are delayed or prevented by reason of circumstance beyond its reasonable control, including without limitation governmental action, fire, natural disaster, earthquake, accident or other acts of God (“Force Majeure”), provided that the party seeking to delay its performance gives the other written notice of any such Force Majeure immediately after the discovery of the Force Majeure, and further provided that such party uses its good faith efforts to cure the Force Majeure. If there is a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure. NOTWITHSTANDING THE OTHER PROVISIONS HEREIN, THE NON-PERFORMANCE OF THIS AGREEMENT ARISING FROM THE FAILURE TO OBTAIN THE GOVERNMENT APPROVAL BY THE DISTRIBUTOR SHALL BE DEEMED AS A FORCE MAJEURE UNLESS SUCH FAILURE RESULTS FROM THE DISTRIBUTOR’S ACTIONS OR INACTIONS.

14.4	Press Releases. No press releases or other like publicity or advertising of any nature regarding this Agreement that mentions this Agreement or the other party by name shall be released by a party without the prior written Agreement of the other party; provided, however, that the Distributor or its parent company shall disclose the information or make press releases in accordance with the regulations of Security Exchange Commission of the United States or the securities rules and regulations of the United Kingdom.

14.5	Settlement of Disputes

14.5.1	The Parties shall make their best efforts to settle amicably through consultation any dispute arising in connection with the performance or interpretation of any provision hereof. Consultations shall begin within one (1) week of the dispatch of a written request for the commencement of consultations.

14.5.2	With respect to all disputes which the Parties are unable to resolve among themselves, the Parties will have their dispute resolved by submitting the dispute to final and binding arbitration before a single arbitrator under the then prevailing Commercial Arbitration Rules of the American Arbitration Association; provided, that (1) such arbitration shall be conducted by a single arbitrator in Tampa, Florida; (2) the arbitrator will be selected by the agreement of the Parties or, if the Parties fail to agree within ten (10) days of the matter having been submitted to arbitration, then the arbitrator will be chosen in accordance with the rules of the governing arbitrator body; (3) the arbitration will be completed and the arbitrator’s ruling provided within two hundred seventy (270) days of the date the matter is submitted to the arbitrator; and (4) unless otherwise ruled in the arbitration award, all expenses incurred shall be born by the losing Party. When any dispute occurs and when any dispute is under arbitration, except for the matters under dispute, the Parties shall continue to exercise their remaining respective rights, and to perform remaining respective obligations under this Agreement.

14.6	Independent Contractor. Nothing in this Agreement will be deemed to place the parties in the relationship of employer / employee, partners, or joint venturers. Neither party shall have any right to obligate or bind the other in any manner. Each party agrees and acknowledges that it shall not hold itself out as an authorized agent with the power to bind the other party in any manner. Except as provided herein, each party will be responsible for any withholding taxes, payroll taxes, disability insurance payments, unemployment taxes, and other similar taxes or charges with respect to its activities in relation to performance of its obligations under this Agreement.

14.7	Cumulative Rights. Any specific right or remedy provided in this Agreement shall not be exclusive but shall be cumulative upon all other rights and remedies set forth in this section and allowed under applicable law.

14.8	Governing Law. This Agreement shall be governed by the internal laws of the State of Florida, United States without regard to conflict of laws rules, principles or doctrines thereof.

14.9	Entire Agreement. The parties acknowledge that this Agreement expresses their entire understanding and Agreement, and that there have been no warranties,

representations, covenants or understandings made by either party to the other except such as are expressly set forth in this section. The parties further acknowledge that this Agreement supersedes, terminates and otherwise renders null and void any and all prior Agreements or contracts, whether written or oral, entered into between the Supplier and the Distributor with respect to the matters expressly set forth in this Agreement.

14.10	Counterparts. This Agreement may be executed in multiple counterparts, any one of which will be deemed an original, but all of which shall constitute one and the same instrument.

14.11	Attorney Fees. If either party is required to retain the services of any attorney to enforce or otherwise litigate or defend any matter or claim arising out of or in connection with this Agreement, then the prevailing party shall be entitled to recover from the other party, in addition to any other relief awarded or granted, its reasonable costs and expenses (including attorneys’ fees) incurred in the proceeding.

14.12	Severability. If any provision of this Agreement is found invalid or unenforceable under judicial decree or decision, the remainder shall remain valid and enforceable according to its terms. Without limiting the previous, it is expressly understood and agreed that each and every provision of this Agreement that provides for a limitation of liability, disclaimer of warranties, or exclusion of damages is intended by the parties to be severable and independent of any other provision and to be enforced as such. Further, it is expressly understood and agreed that if any remedy under this Agreement is determined to have failed of its essential purpose, all other limitations of liability and exclusion of damages set forth in this section shall remain in full force and effect.

14.13	Notices. All notices, demands or consents required or permitted under this Agreement shall be in writing and shall be delivered or mailed certified return receipt requested to the respective parties at the addresses set forth above or at such other address as such party shall specify to the other party in writing.

14.14	Headings. Captions and section headings used in this Agreement are for convenience only and are not a part of this Agreement and shall not be used in construing it.

14.15	Language. This Agreement is written in the English language and the English language version shall control over any translation of this Agreement into another language.

14.16

Parent Guarantee. Parent hereby unconditionally guarantees to the Supplier the performance by the Distributor of each of its obligations under this Agreement. Parent hereby agrees that its obligations hereunder shall be as if it were a principal obligor and not merely a surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any provision of this Agreement, any failure to enforce the provisions of this Agreement, any waiver, modification or indulgence granted to the Distributor with respect thereto by the Supplier, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. Parent hereby waives any right to require a proceeding first against the Distributor and the benefit of all demands whatsoever, and covenants that this guarantee will not be discharged with respect to the Supplier except by the full and complete performance of all of the Distributor’s obligations under this Agreement. Parent hereby agrees that it will pay, or reimburse the Supplier on demand for, all reasonable costs and expenses (including fees and disbursements of counsel) incurred by the Supplier in connection with any rescission or restoration of this guarantee.

IN WITNESS WHEREOF, both parties have carefully reviewed this agreement and agree to and accept its terms and conditions, and are executing this Agreement as of the day and year first written above.

Supplier: Bio Tec Films, LLC		Distributor: AXM Pharma (Shenyang), Inc.

By:	/s/ Graham Hind	By:	/s/ Peter Cunningham
Name:	Graham Hind	Name:	Peter Cunningham
Title:	CEO	Title:	Director

The undersigned has executed this Agreement only for the purpose of agreeing to the provisions of Section 14.16 hereof:	[SEAL]

AXM Pharma, Inc.

By:	/s/ Peter Cunningham
	Name:	Peter Cunningham
	Title:	CEO/President

Exhibit A—Territory

The Peoples Republic of China (hereinafter “China”, including Hong Kong, Taiwan and Macao).

Exhibit B—Product List

The Product(s) covered by this Agreement is (are):

PRODUCT SPECIFICATIONS

All ingredients are food approved.

Film weight: 1.3 grams +/- 12% per 24 strips

Dimension of strip: 1” +/- 3% x 1.25” +/- 3%

24 strips per container (each such container, a “Unit”)

Each Unit will be labeled with customer supplied label meeting Supplier supplied specifications

Microbiological a) total aerobic plate count <100 CFU/GM

b) yeast/mold <10 CFU/GM

c) free from pathogenic organisms

Caffeine Mint

* Ingredients: Hydroxypropyl methylcellulose, caffeine, flavor, menthol, cellulose, tapioca dextrin, canola oil, glycerin, artificial sweetener, gum arabic, polysorbate 80, carrageenan, citric acid, FD&C green dye 3.

Active Content (as formulated):

Caffeine 8-10 mg per 1 strip

Orange C

* Ingredients: pectin, ascorbic acid, natural and artificial flavor, cellulose, sucralose, gum acacia, glycerin, citric acid, sodium citrate, polysorbate 80, carrageenan, sodium lauryl sulfate, FD&C yellow 6 dye

Active Content (as formulated):

Ascorbic acid 15 mg per 1 strip

Lemon-Zinc-Echinacea

* Ingredients: hydroxypropyl methylcellulose, ascorbic acid, flavor, cellulose, tapioca dextrin, modified food starch, gum arabic, zinc oxide, citric acid, artificial sweetener, canola oil, echinacea extract, glycerin, polysorbate 80, carrageenan, sodium lauryl sulfate, sodium citrate, FD&C Yellow 6 dye

Active Content (as formulated):

Vitamin C as Ascorbic Acid: 60 mg per 8 strips

Zinc oxide: 15 mg per 8 strips

Echinacea: 20 mg per 8 strips

Children’s Watermelon Multivitamin

* Ingredient List: hydroxypropylmethyl cellulose, ascorbic acid, Vitamin E acetate, flavor, Vitamin A – palmitate, tapioca dextrin, food modified starch, cellulose, gum arabic, Vitamin K phytonadione, artificial sweetener, canola oil, polysorbate 80, citric acid, carrageenan, sodium lauryl sulfate, sodium citrate, FD&C red 40 dye.

Active Content (as formulated):

Vitamin C as Ascorbic Acid: 60mg per 8 strips

Vitamin A (retinol): 5000 IU per 8 strips (equivalent to 1.5 mg per 8 strips)

Vitamin K (phytomenadione): 400 IU per 8 strips (equivalent to 0.08 mg per 8 strips)

Vitamin E (tocopherol): 30 IU per 8 strips (equivalent to 15 mg per 8 strips)

* Supplier reserves the right, at its sole discretion, to change the formulation for the Products at any time during the Term. Supplier will notify Distributor of any proposed changes in writing, and cooperate reasonably with Distributor to provide , such documentation and information as Distributor may request in order to comply with regulatory, labeling or other notices required as a result of any such changes.

Product will be supplied in bulk shipping boxes of approximately 2,500 Units each.

Shelf life – one year from date of shipment.

To maintain product warranty and not damage the Product, the Product must be stored and used at 59 F to 75 F in a dry place with humidity from 40% to 65%. Avoid heat and excessive humidity. Failure to adhere to the climate control provisions herein shall void any product warranty of Supplier.

Exhibit C—Trademarks

Sunkist series

Exhibit D—Price Schedule

Subject to the provisions of Section 8 of the Agreement, the initial price for Product ordered by Distributor pursuant to the terms hereunder shall be * per Unit.

Exhibit E—Initial Order

The Distributor hereby places, effective upon execution of this Agreement, an order for [X] (Enter quantity) delivery as follows: [X] (Enter schedule) to be delivered in [X] (Month, Day, Year); [X] (Enter schedule) to be delivered in [X] (Month, Day, Year); and [X] (Enter schedule) to be delivered in [X] (Month, Day, Year) (the “Initial Order”). Attached to this Agreement as Exhibit E is a copy of the purchase order for the Initial Order. The Distributor has the option of increasing the number of [X] (Enter description) subject to the Initial Order to [X] (Enter number) (the “Subsequent Orders”).

Purchase Order

TO: Bio Tec Films	From: AXM Pharma (Shenyang), Inc.

Add:	Add: No. F3004 Sankei Torch Bldg., 262A Shifu Road, Shenyang City, Liaoning Province, P. R. China 110013

Tel:	Tel:

Fax:	Fax:

Email:	Email:

Attn:	Attn:

THIS order hereby is affined by the following terms or qualification and the terms or qualification in the Supply Agreement dated             , 2004 with Agreement No.:          between Biotec Films and AXM Pharma (Shenyang), Inc.

Designation of the Products	Description	Quantity	Others

Total amount:

1.	Terms of payment:

2.	Date of delivery:

3.	Place of delivery:

4.	Others:

Payer of AXM:	Consignee of AXM:
Add:	Add:

Tel:	Tel:

Fax:	Fax:

Email:	Email:

Attn:	Attn:

The Supplier: Biotec Films	The Distributor: AXM Pharma (Shenyang) Inc.

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: